

March 22, 2021

Anastassios Gabrielides
General Counsel and Secretary
Costamare Inc.
7 rue du Gabian
MC 98000 Monaco

> **Re: Costamare Inc.**
> **Registration Statement on Form F-3**
> **Filed March 15, 2021**
> **File No. 333-254266**

Dear Mr. Gabrielides:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: D. Scott Bennett